Intrepid Investment Bankers LLC

(SEC ID. NO. 8-68674)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2025
and Report of Independent Registered Public
Accounting Firm

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68674

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intrepid Investment Bankers LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Morin, Director, CFO	310-654-2164	smorin@intrepidib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Stacey Morin, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intrepid Investment Bankers LLC as of December 31, 2025 is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: 2/13/2026

Title:
Director & CFO

This filing contains (check all applicable boxes):**

III (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

Iil (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).

Iil (d) Statement of cash flows.

III (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

Iil (g) Notes to consolidated financial statements.

Iil (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

III (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

III (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

Iil (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

Iil (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

iii (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

III (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

iii (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e}(3} or 17 CFR 240.18a-7{d}(2), as applicable.*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Senior Management and Member of Intrepid Investment Bankers LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital For Brokers And Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2025, Computation for Determination of Reserve Requirement For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2025, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2025, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 13, 2026

We have served as the Company's auditor since 2019.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 77,450,573
Accounts receivable	2,195,701
Premises and equipment - Net	106,748
Other assets	843,802
TOTAL ASSETS	$ 80,596,824

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 2,950,840
Due to affiliate - Net	5,991,081
Deferred revenue	1,051,066
Finance lease liability	108,011
TOTAL LIABILITIES	10,100,998
Member's equity	70,495,826
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 80,596,824

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:
Advisory fees	$ 59,584,643
Interest and dividends	3,022,185
Total revenues	62,606,828

EXPENSES:
Compensation expenses	$ 47,918,443
Occupancy and equipment	3,734,786
Management fees	2,953,243
Outside services	2,012,691
Travel and business development	1,253,119
Advertising	1,182,009
Other expenses	1,175,042
Market and data	651,694
Regulatory fees	301,900
Total expenses	61,182,927

NET INCOME	$ 1,423,901

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Member's Equity
BALANCE — January 1, 2025	$ 69,212,205
Compensation - Restricted Stock units	90,255
Restricted stock units vested	(230,535)
Net Income	1,423,901
BALANCE — December 31, 2025	$ 70,495,826

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 1,423,901
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,149
Compensation - Restricted Stock units expense	90,255
Change in operating assets:	
Accounts receivable	(397,219)
Other assets	(303,513)
Due from parent - net	1,190
Change in operating liabilities:	
Due to affiliate - net	1,429,157
Accounts payable, accrued expense and other liabilities	(461,509)
Deferred revenue	358,339
Net cash provided by operating activities	2,152,750
CASH FLOWS FROM INVESTING ACTIVITIES:	
CASH FLOWS FROM FINANCING ACTIVITIES:	
Restricted stock units vested	(230,535)
Lease copier principal payments	(10,598)
Net cash used in financing activities	(241,133)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,911,617
CASH AND CASH EQUIVALENTS — Beginning of year	75,538,956
CASH AND CASH EQUIVALENTS — End of year	$ 77,450,573
SUPPLEMENTAL DISCLOSURES	
CASH PAYMENT DURING THE YEAR FOR:	
Lease copier interest expense	$ 2,746
SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES	
Non-cash operating activity - Contributions related to stock- plan expense	90,255
Non-cash financing activity - Right of Use Asset	118,609
Non-cash financing activity - Lease Liabilities	118,609

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

1.   ORGANIZATION AND NATURE OF BUSINESS

Intrepid Investment Bankers LLC (the "Company" or "Intrepid") is a U.S. broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company arranges mergers and acquisitions, raises private institutional capital and provides other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority under the Securities Exchange Act of 1934.

The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Parent" or "MUAH"). MUAH is owned by MUFG Bank, Ltd. (the "Affiliate" or "MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank is a wholly-owned subsidiary of MUFG.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates and assumptions generally include compensation and litigation.

Cash and Cash Equivalents —The Company defines cash equivalents as short-term, highly-liquid investments with original maturities of three months or less at the time of purchase, including money market mutual funds. At December 31, 2025, Cash and cash equivalents consisted of cash and money market funds. There are no restricted cash balances recorded as of December 31, 2025.

Fair Value — Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market derived or market based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three level hierarchy as defined by US GAAP. The Company's money market mutual funds are classified as Level I in the fair value hierarchy due to the fact that they are short-term and highly liquid. The Company does not have any Level II or Level III financial instruments. As of December 31, 2025, the money market funds balance is $76.9 million.

Accounts Receivable — Accounts Receivable of $2.2 million are client obligations due under normal transaction. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers total receivables outstanding, historical collection rates, and economic trends. As of December 31, 2025, one client accounted for $0.6 million (28%), one client accounted for $0.5 million (24%), and one client accounted for $0.3 million (14%) of total accounts receivable. Accounts are written off when all efforts to collect have been exhausted. There was no such allowance required and no amount written off as of December 31, 2025.

As of December 31, 2025, accounts receivables from customers were as follows:

Beginning Balance 1/1/2025	$ 1,798,482
Receivables booked	10,887,572
Amounts collected	(10,490,353)
Ending Balance 12/31/2025	$ 2,195,701

Due to Affiliate — Net — Primarily consists of salary expense, commission, rent allocation, management fees, and operating expenses payable to the Affiliate. The Company settles with the Affiliate on a monthly basis.

Income Taxes —The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. tax purposes and is ultimately wholly owned by the Parent. The income or loss attributable to the Company's operations is reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying financial statements. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

Revenues from contracts with customers – The Company provides advisory services on mergers and acquisitions (M&A), restructurings, and capital raising. Revenue is recognized from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price, and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time as the performance obligations are satisfied or the contract is terminated.

Contingent Fees – The Company recognized contingent fees of $54.3 million for the year ended December 31, 2025, of which $28.5 million related to performance obligations that were partially satisfied in prior periods. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. This requires management to make judgments that affect the timing of revenue recognition. However, the recognition of contingent fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period.

Retainer Fees – The Company recognized retainer fees of $4.8 million for the year ended December 31, 2025. The non-refundable retainer fees are due as specified in the Engagement Agreement. Retainer fees are recognized on a systematic basis over the estimated period when the related services are performed. Retainer fees received from clients prior to recognizing revenue are reflected as deferred revenue in the accompanying Statement of Financial Condition. As of December 31, 2025, $1.1 million of deferred retainer fees is expected to be recognized as revenue during 2026.

During the year ended December 31, 2025, one client accounted for advisory fee of $7.6 million and one client accounted for advisory fee of $6.5 million, each representing more than 10% of total revenue.

For the year ended December 31, 2025, revenue from customers were as follows:

Contingent fees	$ 54,253,164
Retainer fees	4,827,476
Reimbursable expenses	504,003
	$ **59,584,643**

Management Fees – Management fees are paid to the Affiliate under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resource services and are based on the total costs of services plus an agreed-upon markup.

Premises and equipment – Net – are carried at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the furniture, fixtures and equipment. Fixed assets acquired after 2020 are recorded by MUFG Bank, and the Company is charged through a monthly allocation.

ROU Lease assets — On July 1, 2025, the Company entered into a finance lease agreement for the copiers. The lease term is 5 years with renewal options. Consistent with ASC 842 and the requirements of the recent lease-related Accounting Standards Update, the Company evaluated renewal options and excluded them from the measurement of the right-of-use ("ROU") asset and corresponding lease liability as it is not reasonably certain that such options will be exercised. The finance lease liability was measured using a discount rate of 4.9%, representing the Company's incremental borrowing rate. As of December 31, 2025, the Company recognized ROU assets of $0.1 million within Premises and Equipment - Net, and a finance lease liability of $0.1 million within its Statement of Financial Condition.

	Cost	Accumulated depreciation	Net cost	Depreciation expense	Useful life
Furniture, fixtures, equipment	$ 643,628	$ 643,628	$ 0	$ 288	3 to 5 yrs
Others	$ 91,222	$ 91,222	$ 0	$ 0	3 to 5 yrs

	ROU lease asset	ROU lease amortization	Net cost	Depr expense	ROU lease term
Right of use asset (copiers)	$ 118,609	$ 11,861	$ 106,748	$ 11,861	60 mths

	ROU lease liab beg bal	ROU lease payments	ROU interest expense	ROU lease liab ending bal	ROU lease term
Lease Liability (copiers)	118,609	13,344	2,746	108,011	60 mths

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2024-03 on November 4, 2024, which requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU requires disaggregation of certain expense captions into specific categories in disclosures within the footnotes to the financial statements. Disaggregation disclosure provides detailed information about expenses to help understanding an entity's performance, assessing an entity's prospects for future cash flows, and comparing an entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU 2025-01, which clarified the effective date of ASU 2024-03. As clarified, ASU 2024-03 is effective for public business entities for fiscal years beginning after December 15, 2026. The ASU permits early adoption. The Company has not completed the process of evaluating the impact that will result from adopting the ASU.

4. **RELATED-PARTY TRANSACTIONS**

At December 31, 2025, the Company had cash of $0.3 million deposited in non-interest-bearing checking account with the Affiliate.

Based on a reimbursement agreement, the Company reimburses the Affiliate for various business services paid for by the Affiliate, which includes all direct expenses related to the operation of the Company. Such expenses for the year ended December 31, 2025, were $47.9 million for Salaries, incentives and employee benefits, $3.7 million for occupancy and equipment, $2 million for outside services, $1.3 million for travel and business development, $1.2 million for other expenses, $0.8 million for advertising expenses, and $0.6 million for market and data expenses. Other expenses include communications, dues and membership, and other operating expenses. At December 31, 2025, the Company had $6 million Due to the Affiliate for such expenses paid for by the Affiliate.

Management fees are paid to the Affiliate for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Affiliate based on the master service agreement. For the year ended December 31, 2025, total management fees incurred from the Affiliate were $3 million.

Eligible employees of the Company are awarded restricted stock unit ("RSU") grants under the MUAH Stock Bonus Plan ("MUAH Plan"). The RSUs are settled in American Depositary Receipts ("ADRs"), representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon vesting of the RSUs, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. Awards generally vest pro-rata on each anniversary of the grant date and become fully vested 35 months from the grant date, provided the employee has completed the specified continuous service requirement. The Company recognizes compensation expense on RSU grants ratably over the vesting period for non-retirement eligible employees based on the grant-date fair value of MUFG ADRs, with a corresponding increase to Member's Equity. Member's Equity is charged based on the purchase price of the shares. The Company's total expense for RSU grants included in compensation expenses during the year ended December 31, 2025 was $0.1 million.

The Company provides eligible employees with retirement benefits under a defined benefit plan sponsored by the Affiliate. Plan assets and obligations are recognized by the Affiliate. The Company

recognizes an allocated amount of expense based on the Affiliate's annual pension expense, which is included in compensation expenses in the Statement of Operations.

The Affiliate also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

5. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit balances. At December 31, 2025, the Company had net capital of $65.5 million which was $65.2 million in excess of the required $0.25 million.

6. **REPORTABLE SEGMENT DISCLOSURES**

The Company is engaged in a single line of business as a U.S broker-dealer, providing advisory services on mergers and acquisitions, restructurings, and capital raising. The Company has identified the senior executive committee that includes the Chief Executive Officer and Chief Financial Officer as the Chief Operating Decision Makers ("CODM"). The CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company, and the CODM is regularly provided with the Company's expenses as noted on the Statement of Operations. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

7. **RISK**

Operational – The Company is exposed to various risks in its business as a financial advisory firm and registered broker-dealer. Operating risks include the risk of loss resulting from inadequate or failed internal processes, systems, personnel, or external events. The Company maintains internal controls, supervisory procedures, and compliance processes designed to manage operating risk and support compliance with applicable SEC and FINRA regulations. These controls address, among other matters, transaction processing, supervision, regulatory compliance, information security, and business continuity planning. Despite these controls, operating risks cannot be eliminated, and adverse events could negatively impact the Company's operations, financial condition, or regulatory compliance. As of December 31, 2025, management is not aware of any unmitigated risk or uncontrolled risk that are expected to materially affect the Company's ability to continue its business operations in the ordinary course.

Credit - The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts and reduces the receivables to the amount the Company believes will be collected. As of and for the year ended December 31, 2025, there were no customers in default.

Litigation – The Company may be involved from time to time in legal proceedings arising in the ordinary course of business. It is the opinion of management that, as of December 31, 2025, there are no matters pending against the Company that could have a material adverse effect on the Company's Statement of Financial Condition. In accordance with ASC 450, Contingencies, management has evaluated such matters and determined that no loss contingencies are both probable and reasonably estimable; accordingly, no accrual has been recorded as of December 31, 2025.

8. **SUBSEQUENT EVENTS**

The Company has evaluated the need for disclosure and/or adjustment resulting from subsequent events through the date the financial statements are issued. Management found no subsequent events to be disclosed or adjusted.

* * * * * *

INTREPID INVESTMENT BANKERS LLC   **Schedule H**

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2025

Total member's equity from statement of financial condition	$	70,495,826
NONALLOWABLE ASSETS		
Cash held with Affiliate		335,693
Premises and equipment - Net		106,748
Accounts receivable		2,195,701
Other assets		843,802
Total		3,481,944
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		67,013,882
HAIRCUTS ON SECURITIES		1,537,330
NET CAPITAL		65,476,552
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)		250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	65,226,552

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2025 Form X-17A-5, Part IIA FOCUS report filed on January 20, 2026.

INTREPID INVESTMENT BANKERS LLC   **Schedule J**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2025

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Company has filed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. There were no material differences between the above statements and the Company's corresponding unaudited December 31, 2025 Form X-17A-5, Part IIA FOCUS report filed on January 20, 2026.

INTREPID INVESTMENT BANKERS LLC   Schedule M

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2025**

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e). The Company has filed an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. There were no material differences between the above statements and the Company's corresponding unaudited December 31, 2025 Form X-17A-5, Part IIA FOCUS report filed on January 20, 2026.